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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                FORM N-17f-2                                                                   OMB APPROVAL
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                                                                                                       OMB Number:        3235-0360
                                                                                                       Expires:       July 31, 2009
                                                                                                       Estimated average burden
                                                                                                       hours per response.......2.1
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            Certificate of Accounting of Securities and Similar
                       Investments in the Custody of
                      Management Investment Companies
                                                                                                       -----------------------------

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                   Date examination completed:

811-21855                                                                                September 12, 2007
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2. State identification Number:
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        AL                  AK                  AZ                    AR                 CA                    CO
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        CT                  DE                  DC                    FL                 GA                    HI
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        ID                  IL                  IN                    IA                 KS                    KY
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        LA                  ME                  MD                    MA                 MI                    MN
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        MS                  MO                  MT                    NE                 NV                    NH
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        NJ                  NM                  NY                    NC                 ND                    OH
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        OK                  OR                  PA                    RI                 SC                    SD
        ------------------- ------------------- --------------------- ------------------ --------------------- ---------------------
        TN                  TX                  UT                    VT                 VA                    WA
        ------------------- ------------------- --------------------- --------------------------------------------------------------
        WV                  WI                  WY                    PUERTO RICO
        ----------------------------------------------------------------------------------------------------------------------------
        Other (specify):
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3. Exact name of investment company as specified in registration statement:

HealthShares(TM), Inc.
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4. Address of principal  executive  office (number,  street,  city,  state,  zip code):

420 Lexington Avenue
Suite 2550
New York, New York 10170
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
HealthShares, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that HealthShares, Inc. (the "Company") consisting of HealthShares Autoimmune-Inflammation Exchange-Traded Fund, HealthShares Cancer
Exchange-Traded Fund, HealthShares Cardio Devices Exchange-Traded Fund, HealthShares Cardiology Exchange-Traded Fund, HealthShares Diagnostics Exchange-Traded Fund, HealthShares Emerging Cancer Exchange-Traded Fund, HealthShares Enabling Technologies Exchange-Traded Fund, HealthShares GI/Gender Health Exchange-Traded Fund, HealthShares Metabolic-Endocrine Disorders Exchange-Traded Fund, HealthShares Neuroscience Exchange-Traded Fund, HealthShares Ophthalmology Exchange-Traded Fund, HealthShares Patient Care Services Exchange-Traded Fund, HealthShares Respiratory/Pulmonary Exchange-Traded Fund and HealthShares Composite Exchange-Traded Fund, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2007. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007 and, with respect to agreement of security purchases and sales, for the period from January 23, 2007 (commencement of operations) through March 31, 2007:

o  Confirmation of all securities held by the custodian, The Bank of New York
o Reconciliation of all such securities to the books and records of the Company and the custodian
o Agreement of 14 security purchases and 14 security sales from the books and records of the Company to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that HealthShares, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007, with respect to securities reflected in the investment accounts of the Company are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of HealthShares, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Eisner LLP


New York, New York
September 12, 2007